UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Exscientia plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

30223G102

(CUSIP Number)

SB Global Advisers Limited

Attn: Spencer Collins

69 Grosvenor St

Mayfair, London W1K 3JP

44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30223G102	13D	Page 1 of 8 pages

1	Names of Reporting Persons SVF II Excel (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,977,218
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,977,218

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,977,218
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 30223G102	13D	Page 2 of 8 pages

1	Names of Reporting Persons SVF II Investment Holdings (Subco) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,977,218
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,977,218

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,977,218
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 30223G102	13D	Page 3 of 8 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,977,218
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,977,218

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,977,218
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person CO

CUSIP No. 30223G102	13D	Page 4 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value £0.0005 per share (the “Ordinary Shares”), of Exscientia plc, a corporation incorporated in England and Wales (the “Issuer”), whose principal executive offices are located at The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE United Kingdom.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF II Excel (DE) LLC

SVF II Investment Holdings (Subco) LLC

SB Global Advisers Limited

Each of SVF II Excel (DE) LLC and SVF II Investment Holdings (Subco) LLC is organized under the laws of the State of Delaware. SB Global Advisers Limited is organized under the laws of England and Wales.

The business address of each of SVF II Excel (DE) LLC and SVF II Investment Holdings (Subco) LLC is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SB Global Advisers Limited is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SB Global Advisers Limited are Spencer Collins, Rajeev Misra, and Neil Hadley (collectively, the “Related Persons”).

Mr. Collins, a Managing Partner at SoftBank Global Advisers, is a citizen of the United Kingdom. Mr. Misra, Chief Executive Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom. Mr. Hadley, Managing Partner and Chief Operating Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom.

During the last five years, none of the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In April 2021, SVF II Excel (DE) LLC entered into a subscription agreement with the Issuer, pursuant to which it purchased 28,554 series D1 preferred shares (the “Series D1 Shares”) at a price of $3,502.17 per share. Also in April 2021, SVF II Excel (DE) LLC entered into two secondary share purchase agreements, pursuant to which it purchased (i) 897 class B ordinary shares (the “Class B Shares”) at a price of $3,502.17 per share, and (ii) 14,867 class A ordinary shares (the “Class A Shares”) at a price of $3,782.00 per share. Immediately prior to completion

CUSIP No. 30223G102	13D	Page 5 of 8 pages

of the Issuer’s initial public offering on October 5, 2021, the Series D1 Shares, Class B Shares and Class A Shares were re-designated as Ordinary Shares and sub-divided into 300 Ordinary shares per each respective share, which resulted in an acquisition by SVF II Excel (DE) LLC of 13,295,400 Ordinary Shares.

On October 5, 2021, in connection with the Issuer’s initial public offering, SVF II Excel (DE) LLC purchased 5,681,818 American Depository Shares (“ADS”) from the Issuer in a private placement for a price of $22.00 per share, which was the public offering price per share of Ordinary Shares in the initial public offering (the “Private Placement”). Each ADS represents one Ordinary Share of the Issuer.

SVF II Excel (DE) LLC acquired the funds for these purchases through equity contributions from its members, who in turn received the funds from equity contributions from their respective members and partners.

Item 4.	Purpose of Transaction.

Registration Rights Agreement

On October 5, 2021, in connection with the closing of the Issuer’s initial public offering, SVF II Excel (DE) LLC and the other parties thereto entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the parties thereto are entitled to certain demand registration rights on Form F-1 and Form F-3, and certain piggy-back registration rights.

Lock-up Agreement

Also on October 5, 2021, in connection with the Private Placement, SVF II Excel (DE) LLC entered into a lock-up agreement (the “Lock-up Agreement”) with the underwriters of the Issuer’s initial public offering, pursuant to which it agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or other securities of the Issuer for a period of 180 days after September 30, 2021, without the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc.

The foregoing descriptions of the Registration Rights Agreement and the Lock-up Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached as exhibits hereto and incorporated herein by reference.

General

The Reporting Persons hold the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors,

CUSIP No. 30223G102	13D	Page 6 of 8 pages

including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the provisions of the Lock-up Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares or ADS; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Joanne Xu, a Partner at SoftBank Investment Advisers, is a member of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 118,310,127 Ordinary Shares outstanding upon completion of the initial public offering:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II Excel (DE) LLC	18,977,218	16.0%	0	18,977,218	0	18,977,218
SVF II Investment Holdings (Subco) LLC	18,977,218	16.0%	0	18,977,218	0	18,977,218
SB Global Advisers Limited	18,977,218	16.0%	0	18,977,218	0	18,977,218

CUSIP No. 30223G102	13D	Page 7 of 8 pages

SVF II Excel (DE) LLC is the record holder of 13,295,400 Ordinary Shares and 5,681,818 ADS.

The sole member of SVF II Excel (DE) LLC is SVF II Investment Holdings (Subco) LLC. SB Global Advisers Limited has been appointed as manager and is exclusively responsible for making all final decisions related to the acquisition, structuring, financing and disposal of SVF II Investment Holdings (Subco) LLC’s investments, including as held by SVF II Excel (DE) LLC.

(c) Except as described in Item 3, during the past 60 days none of the Reporting Persons nor the Related Persons have effected any transactions in the Ordinary Shares.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Lock-up Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor the Related Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Lock-up Agreement dated, October 5, 2021, by and between the Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc., and Barclays Capital Inc., as Representatives of the Several Underwriters, and SVF II Excel (DE) LLC.

3	Registration Rights Agreement, dated October 5, 2021, by and between the Issuer, SVF II Excel (DE) LLC and the other parties thereto.

CUSIP No. 30223G102	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2021

SVF II Excel (DE) LLC

By:	/s/ Matthew Johnson
Name:	Matthew Johnson
Title:	Director

SVF II Investment Holdings (Subco) LLC

By:	/s/ Matthew Johnson
Name:	Matthew Johnson
Title:	Director

SB Global Advisers Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director